Cole Credit Property Trust, Inc.

2555 East Camelback Road, Suite 400

Phoenix, Arizona 85016

January 16, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Yolanda Crittendon

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Cole Credit Property Trust, Inc.

Form 10-K for the year ended 12/31/2007

Filed on 3/27/2008

File No. 333-149290

Ladies and Gentlemen:

Pursuant to the request of the Securities and Exchange Commission in its letter dated December 8, 2008, Cole Credit Property Trust, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (602) 778-8700.

Sincerely,

Cole Credit Property Trust, Inc.

/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.

cc:	Heath D. Linsky, Esq.